SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

In April, the domestic load factor reaches 79.8%, an increase of 3.0 p.p. compared to 2014

São Paulo, May 20, 2015 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America announces its preliminary air traffic figures for April 2015. Comparisons refer to April 2014 and 4M14.

              GOL Highlights

      The domestic load factor in April was 79.8%, up 3.0 p.p. year-over-year. For the first four months of 2015, the rate recorded 79.1%, an increase of 2.3 p.p. and in the last 12 months (LTM), the rate was 78.5%, which represents an increase of 4.9 p.p., both compared to the same periods in 2014.

      Domestic demand in April increased by 4.3% year-over-year. From January to April 2015 and in the LTM, domestic demand raise 4.8% and 5.4% respectively, compared to the same periods in 2014.

      The domestic capacity increased by 0.4% in April and 1.7% in 2015. In the LTM, supply dropped 1.1% compared to the same period of 2014. Although the domestic capacity has increased from January to April, GOL reaffirms its zero growth projection for 2015.

      International demand in April grew by 3.8%, leading to a load factor of 70.2%, representing a decline of 0.2 p.p. versus April 2014. For the year, demand increased 16.6% and in the LTM, the expansion was 23.4% compared to the same periods in 2014.

      The number of passengers transported registered 3.3 million in April 2015 and 13.4 million in the year. In the LTM, the Company transported 40.1 million passengers.

      As a result of a lower economic activity in Brazil and a competitive airline industry, the fares in April continued the downward trend observed since the beginning of the second half of 2014, with a significant impact on the yield indicator.

Operating Data*	Apr/15	Apr/14	% Var.	4M15	4M14	% Var.	LTM 15	LTM 14	% Var.
Total System
ASK (mm)	3,951.5	3,918.3	0.8%	16,984.6	16,447.0	3.3%	50,040.9	49,698.2	0.7%
RPK (mm)	3,106.3	2,980.4	4.2%	13,278.7	12,519.7	6.1%	38,843.6	36,210.6	7.3%
Load Factor	78.6%	76.1%	2.5 p.p	78.2%	76.1%	2.1 p.p	77.6%	72.9%	4.7 p.p
Pax on board	3,257.8	3,170.9	2.7%	13,378.7	12,998.9	2.9%	40,128.4	37,841.7	6.0%
Domestic Market
ASK (mm)	3,460.3	3,446.4	0.4%	14,768.6	14,521.9	1.7%	43,619.9	44,108.3	-1.1%
RPK (mm)	2,761.5	2,648.2	4.3%	11,681.9	11,150.0	4.8%	34,262.7	32,498.8	5.4%
Load Factor	79.8%	76.8%	3.0 p.p	79.1%	76.8%	2.3 p.p	78.5%	73.7%	4.8 p.p
Pax on board	3,092.7	3,007.2	2.8%	12,634.3	12,321.6	2.5%	37,974.7	35,992.5	5.5%
International Market
ASK (mm)	491.2	471.8	4.1%	2,216.0	1,925.1	15.1%	6,421.0	5,589.8	14.9%
RPK (mm)	344.8	332.2	3.8%	1,596.8	1,369.7	16.6%	4,580.9	3,711.8	23.4%
Load Factor	70.2%	70.4%	-0.2 p.p	72.1%	71.1%	1.0 p.p	71.3%	66.4%	4.9 p.p
Pax on board	165.1	163.8	0.8%	744.4	677.3	9.9%	2,153.7	1,849.1	16.5%

*Source: National Civil Aviation Agency (ANAC) and company for the current month.

1	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

         ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes, the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 72 destinations, 16 of which international in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.